Squire, Sanders & Dempsey L.L.P. 4900 Key Tower 127 Public Square Cleveland, OH 44114-1304 Office: +1.216.479.8500 Fax: +1.216.479.8780 Direct Dial: +1.216.479.8423 kwellman@ssd.com

July 13, 2005

Via Facsimile (202) 551-3565

Terence O’Brien
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Fortress America Acquisition Corporation
Registration Statement on Form S-1
File No. 333-123504
Amendment No. 3 Filed July 5, 2005

Dear Mr. O’Brien:

On behalf of Fortress America Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on March 23, 2005 and amended on April 8, 2005, June 3, 2005 and July 5, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of Tia Jenkins, Maureen Bauer and John Zitko of the Commission.

Set forth below is the Company’s response to the Commission’s comment given by letter (the “Comment Letter”) dated July 12, 2005 from Tia Jenkins, Senior Assistant Chief Accountant. The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Financial Statements

1.
Please expand Note 2 to disclose the significant terms of the underwriter’s purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Disclose how you intend to account for the underwriter’s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regard to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Terence O’Brien Securities and Exchange Commission Page 2	Squire, Sanders & Dempsey L.L.P.

Response: The Company intends to account for the sale of this option in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the option will be the date of the Proposed Offering. Following the guidance in Issue 2, the option equity instrument will be accounted for in the same manner as the underwriters’ discount which is paid in cash. In accordance with SAB Topic 5A, such costs will be charged against the proceeds of the related offering.

Because the option requires physical settlement or net-share settlement, the Company intends to account for the sale of the option as an equity transaction in accordance with EITF 00-19. The Company also meets the additional requirements for equity accounting described in EITF 00-19 as follows:

(1) The contract permits the Company to settle in unregistered shares.

The Company is only required to use its “best efforts” to have this registration statement (which also registers the shares underlying the option) declared effective.

(2) The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has 48,250,000 authorized but unissued shares of common stock and the amount of shares of common stock underlying all proposed issuances, options and warrants is 23,100,000 (or 26,250,000 million if the over-allotment option is exercised in full).

(3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The maximum number of units to be issued under the option is 700,000.

(4) There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

There is no such provision in the option.

Terence O’Brien Securities and Exchange Commission Page 3	Squire, Sanders & Dempsey L.L.P.

(5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There is no such provision in the option.

(6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There is no net-cash provision in the option.

(7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There is no such provision in the option.

(8) There is no requirement in the contract to post collateral at any point or for any reason.

There is no such provision in the option.

The sale of the option will be accounted for as an equity transaction. There will be no net impact from the sale on the Company’s financial position or results or operations, other than to record the receipt of the $100 purchase price. The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $3.075 per unit, or $2,152,500 total. The following assumptions were taken into account:

(1) The option exercise price is $7.50 per unit.

(2) The purchase price of a unit sold to the public in the offering is $6.00.

(3) The expected life of the option is 4 years. Although this expected life was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination and liquidates, the option will no longer be viable.

(4) A volatility calculation of 75.19%, which is based on the 365-day average volatility of a representative sample of seven (7) companies with market capitalizations under $250 million that Management believes could be considered to be engaged in a business in the homeland security industry.

Terence O’Brien Securities and Exchange Commission Page 4	Squire, Sanders & Dempsey L.L.P.

(5) The Bloomberg four-year risk-free interest rate of 3.922%.

In response to your comment, Note 2 will be amended to include the following language:

In addition, the Company has agreed to sell to Sunrise Securities Corp., for $100, an option to purchase up to a total of 700,000 units. The units issuable upon exercise of this option are identical to those offered in this Proposed Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $6.25. This option is exercisable at $7.50 per unit commencing on the later of the consummation of a business combination and one year from the date of the prospectus and expiring five years from the date of the prospectus. In lieu of exercise, the option may be converted into units (i.e., a "cashless exercise") to the extent that the market value of the units at the time of conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder.

The sale of the option will be accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale. The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $3.075 per unit, or $2,152,500 total, using an expected life of four years, volatility of 75.19% and a risk-free interest rate of 3.922%.

The volatility calculation of 75.19% is based on the 365-day average volatility of a representative sample of seven (7) companies with market capitalizations under $250 million that Management believes could be considered to be engaged in a business in the homeland security industry (the “Sample Companies”). Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the 365-day average volatility of the Sample Companies because Management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

Although the purchase option and its underlying securities have been registered under the registration statement of which the prospectus forms a part, the purchase option grants to holders demand and "piggy back" rights for periods of five and seven years, respectively, from the date of the prospectus with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at a price below its exercise price.

Terence O’Brien Securities and Exchange Commission Page 5	Squire, Sanders & Dempsey L.L.P.

In addition, we have added the disclosure on pages 25 and 26 of the Amendment.

Please call the undersigned at (216) 479-8423 or James J. Maiwurm at (703) 720-7890 with any comments or questions regarding the Amendment.

Very truly yours,

/s/ Kristine M. Wellman
Kristine M. Wellman

cc:	Harvey L. Weiss
Jeffrey Schultz, Esq.

Enclosures